Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the First Fiscal Quarter Ended November 30, 2020

First Fiscal Quarter of Fiscal Year 2021 results:

•                      Cash sales totaled RMB962 million

•                      Net revenues totaled RMB685 million, at the high-end of the guided range of RMB600 million to RMB700 million

•                      Average monthly student enrollments totaled 148,134

•                      470 learning centers as of November 30,2020, increasing from 434 learning centers a year ago

SHANGHAI, February 23, 2021 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), the leading premium K-12 after-school education services provider in China, today announced its unaudited financial results for the first fiscal quarter ended November 30, 2020.

Highlights for the First Fiscal Quarter Ended November 30, 2020

Since the beginning of the fiscal Q1, our offline operations have continuously experienced a strong recovery due to customer preference for our premium tutoring, which includes personalized 1-on-1 tutoring and other school admission planning services. We are delighted to achieve the initial successful results from Go Premium Strategy with consumption upgrade in education sector. The newly-launched premium products are well received by our target customers and further strengthens our premium position in this space. Specifically, for our three core business units:

1.              OneSmart VIP (the leading premium K-12 1-on-1 business in China): In the quarter, net revenues from OneSmart VIP business were RMB487 million, accounting for 71.1% of total net revenues. The average monthly student enrollments were 76,176. On a like-for-like basis for 1on1 programs (excluding 1on3 program), cash sales grew by 10.2% year over year, and the average monthly student enrollments were in line with the same period of the prior year. For year to date between September and January, the unit price of new purchase was RMB 44K per student on average basis, representing 73% year-over-year increase from same period of FY20. This indicates the robust demand for our products as school returns to normal schedules and improved customer experience of our upgraded 1on1 product, newly launched Elite VIP product, refurbished learning centers and services.

2.              OneSmart Young Children Education: HappyMath (premium young children math education business) and FasTrack English (premium young children English education business): Net revenues from OneSmart Young Children Education business were RMB141 million, accounting for 20.5% of total net revenues in the quarter. The average monthly student enrollments totaled 49,121, a year-over-year increase of 1.3%. During the quarter, the average unit price of new purchase improved by 14% and 29% year-over-year for HappyMath and FasTrack English respectively.

3.              OneSmart Online (the leading premium online education business in China): Online platform is complementary to offline business with same price in the form of OMO take-out service. In the quarter, net revenues from OneSmart Online were RMB30 million, accounting for 4.4% of total net revenues. The average monthly student enrollments of OneSmart Online business totaled 10,596 during the quarter.

“Go Premium” Strategic initiatives and Progress

1.              OneSmart VIP: In the fiscal Q1, Elite VIP program accounted for 12% of the cash sales from OneSmart VIP business. The Elite VIP product is developed to better address the customers’ enhanced needs of one-stop school admission planning and provides a better upside on topline as it is priced 1.8 times of regular VIP product. We will continue to roll out Elite VIP and expect it to become a key growth driver to optimize our revenues mix in the future years. Since December 2020, we have conducted a series of premium branding campaign and local marketing in the key cities, which largely enhanced OneSmart’s premium brand awareness among target families in these cities. By the end of January 2021, we upgraded 83% of our learning centers and opened 12 flagship VIP learning centers, to provide a premium learning center experience. We have also upgraded the teachers’ profile for Elite VIP program by certifying 550 VIP teachers. Heading into the fiscal Q2, our operating metrics will continue to improve. In the fiscal Q2 to date, our cash sales improved by 29% year-over-year for OneSmart VIP business or 27% year-over-year for OneSmart VIP excluding 1on3 program. Recently, we have introduced contactless tutoring services to set up an industry-leading high standard of safety and cleanliness in offline learning centers, thus to further protect our teachers and students in response to the COVID-19 resurgence in certain cities.

2.              OneSmart Young Children Education: Cash sales had a sequential growth of 38% in the fiscal Q1, primarily driven by newly-launched premium products of “Practical Math Program (“PMP”) and MBA Kids English for HappyMath and FasTrack English respectively. Cash sales for these premium products picked up quickly and accounted for 9% of total cash sales for young children education business in the fiscal Q1. The standard of safety and cleanliness is also upgraded in our HappyMath and FasTrack English learning centers to encourage a high attendance rate among young children students. As of the end of the fiscal Q1 2021, HappyMath achieved a retention rate of 80%, as high as the pre-COVID level.

3.              OneSmart Online: The online platform continues to drive incremental growth, as well as serves as a strategic backup option against COVID-19. We continuously improve the functionalities to enhance customer experience through our online platforms. The upgraded live online classrooms meet the requirements of multiple class formats and enhance the interactive teaching results and visualized effects. Our teachers are well trained to adapt to both online and offline teaching environment.

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We are delighted to report a good start in fiscal 2021. All the key metrics are recovering, and the year-over-year comparison gaps are further narrowing. Our Go Premium Strategy is executed well on track with significant enhancements were made on products, teachers profiles, learning centers and premium brand awareness. Our recently launched Elite VIP product has achieved strong cash sales thanks to its distinguished value-added premium offerings in power learning ability and school admission planning, on top of the basic score improvement feature. Our teachers’ profiles are continuously improving, and they are highly-selected and well-trained to satisfy students and parents’ evolving needs for academic achievements. By the end of January 2021, we have refurbished 83% learning centers. The upgraded center study environments will provide a superb experience to our students. In addition, we are making great efforts on premium brand building and local marketing to reach our target customers more effectively. OneSmart’s brand position of Premium Tutoring is rooted in target families mind evidenced by improved brand awareness in select cities.

With the consumption upgrade in China’s education sector, the premium K-12 after-school education sector is an enormous underserved market. We will continue to leverage our resourceful platform and our innovative products and services to capture the growth opportunities. As a leading premium tutoring service provider, we are confident to expand our market share in this fast-growing sector and to achieve RMB10 billion in cash sales by 2023.”

Key Financial Results

(In thousands/RMB)

				VS 1Q	VS 1Q
	1Q FY2019	1Q FY2020	1Q FY2021	FY2020 change	FY2019 change
Net revenues	646,977	797,200	684,804	-14.1%	5.8%
Gross profit	260,392	280,641	208,353	-25.8%	-20.0%
Operating (loss)/income	(61,069)	(114,698)	(163,503)	N.A.	N.A.
Non-GAAP operating (loss)/income	(42,888)	(86,776)	(128,753)	N.A.	N.A.
Net (loss)/income attributable to OneSmart	(16,307)	(89,933)	(159,577)	N.A.	N.A.
Non-GAAP net (loss)/ income attributable to OneSmart	1,874	(62,011)	(124,827)	N.A.	N.A.

Mr. Greg Zuo, OneSmart’s Director, Chief Financial Officer and Chief Strategic Officer added, “We have moved to a new phase of growth post-pandemic and are proactively investing in our core business to build a long-term successful enterprise. Our company-wide cash sales year-over-year growth has continued to go up, recording 14%, 23% and 37% in the December 2020, January and mid-February 2021 respectively. The balance of our prepaid tuition has reached an all-time record level at RMB2.75 billion by fiscal Q1. This is a result of strong demand post normalized public school schedules, enhanced customer satisfaction thanks to our premium initiatives, and our enhanced student acquisition approach.

The Go Premium strategy is structurally re-setting the unit economics of our business model, making it more financially attractive in the future. For year to date FY21, the average unit price of new purchase for our core VIP segment was RMB 44K per student, representing 73% year-over-year increase from same period of FY20. This set up a much higher per student revenue thus a much more robust unit economics down the road. Encouraged by the initial success of the Go Premium Strategy and justified by the increased revenue profile, we will continue to invest in our core products, teacher credentials, learning centers and build our premium brand. In the fiscal Q1, our marketing expenses accounted for 8% of cash sales, in line with pre-COVID FY2019 level. We primarily leverage our offline presence and resources to attract customers more effectively through building a higher brand awareness and creative local marketing activities, which mitigates the intensified online marketing competition.

Our fiscal Q1 P&L results have not yet reflected recent strong cash sales momentum as it typically takes 1-2 quarters for sales to translate into class consumptions i.e. revenue recognition in our business. In addition, the fiscal Q1 is a typical low season for class consumption due to less intensive study and exam schedules in China - historically our revenue in FQ3 and FQ4 doubled that of FQ1. As a result, we observed temporary margin pressure in fiscal Q1. In addition, the margin is affected by those upfront investments in teachers, learning centers and marketing for the Go Premium Strategy. With the strong cash sales trend and significantly higher new sales ASP, we are optimistic about FY21 top-line performance, particularly in FQ3 & FQ4, the peak study season. We expect strong topline growth and margin expansion in H2 FY21.

Lastly but importantly, we continued to strengthen our focus in the core business. We are pleased to announce the successful re-org and forming of a separate independent platform by combining several previously invested small-class K-12 tutoring businesses, including Tus-Juren and Tianjin Huaying, to better focus on the core 1on1 business. We believe in the tremendous potential in the premium 1on1 segment in the top-20 cities based on our in-depth understanding of customers’ needs and trends. Such focus lays a solid foundation for both scale and profitability for the next few years.”

Financial Results for the First Fiscal Quarter Ended November 30, 2020

Net Revenues

Net revenues were RMB684.8 million (US$104.1 million), a decrease of 14.1% from RMB797.2 million during the same period last year. The year-over-year decrease was mainly attributable to a drop in consumed class units as a result of the COVID-19 impact to students’ study and exam schedules, partially offset by an increase in our ASP for class units consumed. The net revenues in the fiscal Q1 2021 were 5.8% higher than those in the fiscal Q1 2019.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB848.3 million (US$129.0 million), a decrease of 7.0% from RMB911.9 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB813.6 million (US$123.7 million), a decrease of 8.0% from RMB884.0 million during the same period last year.

•                      Cost of revenues decreased by 7.8% year-over-year to RMB476.5 million (US$72.5 million). The year-over-year decrease was mainly attributable to lower staff cost relating to a decline in class units consumed, partially offset by the slight increases in rental costs and depreciation and amortization costs relating to VIP learning centers opening and upgrade in top cities;

•                      Selling and marketing expenses decreased by 12.3% year-over-year to RMB170.9 million (US$26.0 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB170.9 million (US$26.0 million) (accounting for 25.0% of net revenues or 17.8% of cash sales), a decrease of 12.3% from RMB194.8 million (accounting for 24.4% of net revenues or 17.6% of cash sales) during the same period last year. The slight year-over-year increase in ratio was primarily due to proactive branding and offline marketing activities to reach target families in the execution of Go Premium strategy, offset by more efficient selling spending;

•                      General and administrative expenses increased by 0.2% year-over-year to RMB200.9 million (US$30.6 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB166.3 million (US$25.3 million) (accounting for 24.3% of net revenues), a decrease of 3.7% from RMB172.7 million (accounting for 21.7% of net revenues) during the same period last year. The year-over-year increase in ratio was primarily due to the lower revenue in the fiscal Q1 as a result of COVID-19 impact.

Total share-based compensation expenses, which were allocated to related operating expenses, were RMB34.8 million (US$5.3 million) in the first fiscal quarter of 2021, compared with RMB27.9 million in the same period of the prior fiscal year.

Operating Income/Loss and Operating Margin

Operating loss for the quarter was RMB163.5 million (US$24.9 million), compared with operating loss of RMB114.7 million in the same period of the prior fiscal year. Non-GAAP operating loss, which excludes shared-based compensation, was RMB128.8 million (US$19.6 million), compared with non-GAAP operating loss of RMB86.8 million during the same period of the prior fiscal year.

Operating margin for the quarter was -23.9%, compared with -14.4% in the same period of the prior fiscal year. Non-GAAP operating margin was -18.8%, compared with -10.9% during the same period last year. The decrease of margin was mainly due to one-off revenue impact by COVID-19, coupled with increased investments in teacher profiles, learning centers and increased sales and marketing activities to support the Go Premium Strategy.

Net interest expense was RMB23.5 million (US$3.6 million), compared with net interest income of RMB4.0 million during the same period last year.

Other income, which mainly represents government subsidies and other gains, was RMB29.9 million (US$4.5 million), compared with RMB10.1 million during the same period last year.

Income tax benefit was RMB12.3 million (US$1.9 million), compared with RMB3.4 million income tax benefit during the same period last year.

Net Loss Attributable to OneSmart

Net loss attributable to OneSmart was RMB159.6 million (US$24.3 million), compared with net loss of RMB89.9 million during the same period last year. Non-GAAP net loss attributable to OneSmart was RMB124.8 million (US$19.0 million), compared with net loss of RMB62.0 million during the same period last year.

Capital Expenditures

Capital expenditures for the first fiscal quarter of 2021 were RMB40.8 million (US$6.2 million), a decrease of 45.2% from RMB90.2 million in the first fiscal quarter of 2020. The decrease was mainly due to more selective expansion and upgrade in key cities.

Financial Position

As of November 30, 2020, the Company had cash and cash equivalents of RMB802.2 million (US$122.0 million), restricted cash of RMB182.4 million (US$27.7 million) and short-term investments of RMB464.0 million (US$70.6 million).

As of November 30, 2020, the Company had short-term loan of RMB789.6 million (US$120.1 million) and long-term loan (including long-term and short-term portion) of RMB1,139.9 million (US$173.3 million), decreasing by RMB178.7 million from a quarter ago.

OneSmart’s prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the training sessions are delivered, was RMB2,752.1 million (US$418.5 million) at the end of the first fiscal quarter of 2021, an increase of 13.5% from RMB2,425.7 million at the end of the first fiscal quarter of 2020.

Cash Flow

Net cash used in operating activities in the first fiscal quarter of 2021 was RMB72.4 million (US$11.0 million).

Net cash used in investing activities in the first fiscal quarter of 2021 was RMB121.8 million (US$18.5 million).

Net cash used in financing activities in the first fiscal quarter of 2021 was RMB146.9 million (US$22.3 million).

Outlook for the Second Fiscal Quarter of Fiscal Year 2021

Based on the latest estimates, we expect to generate net revenues of RMB850 million to RMB950 million for the second quarter of fiscal year 2021, representing 24% to 39% increase from the first quarter of fiscal year 2021. We expect the full year net revenues to reach above the pre-COVID FY19 level. However, this outlook represents OneSmart’s current view, which is subject to change.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on November 30, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.5760 to USD1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 7:00 AM on Tuesday, February 23, 2021, U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through March 02, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10152317

Additionally, a live and archived webcast of this conference call will be available at: http://ir.onesmart.org.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 after-school education company in China. Our vision is to be the most trusted and heart-warming education company and our mission is POWER LEARNING changes the future with technology advancement. Our company culture is centered on the core values of customer focus, excellence, integrity, and technology and innovation.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business, HappyMath, and FasTrack English, and OneSmart Online. As of November 30, 2020, OneSmart operates a nationwide network of 470 learning centers in China.

For more information on OneSmart, please visit http://ir.onesmart.org.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Ida Yu

+86-21-2250-5891

E-mail: ir@onesmart.org

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: onesmart@icaasia.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	November 30,	November 30,
	2020	2020	2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,158,044	802,188	121,987
Restricted cash	187,241	182,367	27,732
Short-term investments	486,756	464,001	70,560
Amounts due from a related party	491	9,947	1,513
Prepayments and other current assets	344,870	529,163	80,466
Total current assets	2,177,402	1,987,666	302,258

Non-current assets:
Property and equipment, net	581,248	556,428	84,615
Intangible assets, net	277,953	263,336	40,045
Long-term investments	1,048,178	1,057,165	160,761
Operating lease right-of-use assets	1,481,196	1,484,584	225,758
Goodwill	1,481,401	1,468,271	223,277
Deferred tax assets	191,721	210,916	32,074
Amounts due from a related party	20,400	20,400	3,102
Other non-current assets	638,892	627,121	95,365
Total non-current assets	5,720,989	5,688,221	864,997

Total assets	7,898,391	7,675,887	1,167,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the Group of RMB789,550 and RMB789,550 (US$120,065) as of August 31, 2020 and November 30, 2020, respectively)	789,550	789,550	120,065
Amounts due to a related party (including due to a related party of the consolidated VIEs without recourse to the Group of RMB14,447 and RMB14,580 (US$2,217) as of August 31, 2020 and November 30, 2020, respectively)	14,447	14,580	2,217
Long-term loans, current portion (including long-term loans, current portion of the consolidated VIEs without recourse to the Group of RMB98,280 and RMB90,000 (US$13,686) as of August 31, 2020 and November 30, 2020, respectively)	295,433	325,398	49,483
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB642,674 and RMB634,996 (US$96,563) as of August 31, 2020 and November 30, 2020, respectively)	889,055	781,255	118,804
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB93,156 and RMB100,344(US$15,259) as of August 31, 2020 and November 30, 2020, respectively)	97,720	101,449	15,427
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB2,547,444 and RMB2,752,028(US$418,496) as of August 31, 2020 and November 30, 2020, respectively)	2,547,493	2,752,077	418,503
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to the Group of RMB483,056 and RMB505,558 (US$76,879) as of August 31, 2020 and November 30, 2020, respectively)	483,056	505,558	76,879
Total current liabilities	5,116,754	5,269,867	801,378

	As of	As of	As of
	August 31,	November 30,	November 30,
	2020	2020	2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB71,021 and RMB69,883(US$10,627) as of August 31, 2020 and November 30, 2020, respectively)	71,025	69,886	10,627
Long-term loans (including long-term loan of the consolidated VIEs without recourse to the Group of RMB291,781 and RMB247,500 (US$37,637) as of August 31, 2020 and November 30, 2020, respectively)	1,023,151	814,453	123,852
Convertible senior notes (including convertible senior notes of the consolidated VIEs without recourse to the Group of nil as of August 31, 2020 and November 30, 2020, respectively)	239,659	230,160	35,000
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB29,610 and RMB29,463 (US$4,480) as of August 31, 2020 and November 30, 2020, respectively)	29,610	29,463	4,480
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to the Group of RMB929,135 and RMB909,726 (US$138,340) as of August 31, 2020 and November 30, 2020, respectively)	929,135	909,726	138,340
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB23,084 and RMB23,084 (US$3,510) as of August 31, 2020 and November 30, 2020, respectively)	47,084	46,133	7,015
Total non-current liabilities	2,339,664	2,099,821	319,314

Total liabilities	7,456,418	7,369,688	1,120,692

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,146,103,947 issued and outstanding as of August 31, 2020 and 4,159,755,667 issued and outstanding as of November 30, 2020, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2020 and November 30, 2020, respectively)	16	16	2
Treasury stock	(274,648)	(274,648)	(41,765)
Additional paid-in capital	5,598,978	5,635,677	857,007
Statutory reserves	12,270	12,172	1,851
Accumulated deficits	(5,035,172)	(5,167,761)	(785,852)
Accumulated other comprehensive income	99,167	67,585	10,278
Total OneSmart International Education Group Limited shareholders’ equity	400,637	273,067	41,525
Non-controlling interests	41,336	33,132	5,038
Total shareholders’ equity	441,973	306,199	46,563

Total liabilities, non-controlling interests and shareholders’ equity	7,898,391	7,675,887	1,167,255

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended November 30,
	2019	2020	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	797,200	684,804	104,137
Cost of revenues	(516,559)	(476,451)	(72,453)
Gross profit	280,641	208,353	31,684

Operating expenses:
Selling and marketing (Note 1)	(194,894)	(170,914)	(25,991)
General and administrative (Note 1)	(200,445)	(200,942)	(30,557)
Total operating expenses	(395,339)	(371,856)	(56,548)
Operating loss	(114,698)	(163,503)	(24,864)

Interest income	29,736	2,587	393
Interest expense	(25,691)	(26,101)	(3,969)
Other income	10,126	29,863	4,541
Other expenses	(8,697)	(16,918)	(2,573)
Loss before income tax and share of net loss from equity investees	(109,224)	(174,072)	(26,472)

Income tax benefit	3,399	12,283	1,868
Loss before share of net loss from equity investees	(105,825)	(161,789)	(24,604)

Share of net loss from equity investees	(3,834)	(5,891)	(896)

Net loss	(109,659)	(167,680)	(25,500)

Add: Net loss attributable to non-controlling interests	19,726	8,103	1,232

Net loss attributable to OneSmart’s shareholders	(89,933)	(159,577)	(24,268)

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended November 30,
	2019	2020	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing	143	61	9
General and administrative	27,779	34,689	5,275
Total	27,922	34,750	5,284

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	For the three months ended November 30,
	2019	2020	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(109,659)	(167,680)	(25,500)
Other comprehensive income/(loss):
Unrealized gain/(loss) on available-for-sale investments, net of tax	(18,259)	6,427	977
Foreign currency translation adjustment	2,530	(38,009)	(5,780)

Comprehensive loss	(125,388)	(199,262)	(30,303)
Add: Comprehensive loss attributable to non-controlling interests	19,726	8,103	1,232

Comprehensive loss attributable to OneSmart’s shareholders	(105,662)	(191,159)	(29,071)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended November 30,
	2019	2020	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing expenses	194,894	170,914	25,991
Share-based compensation expense in selling and marketing expenses	143	61	9
Non-GAAP selling and marketing expenses	194,751	170,853	25,982
General and administrative expenses	200,445	200,942	30,557
Share-based compensation expense in general and administrative expenses	27,779	34,689	5,275
Non-GAAP general and administrative expenses	172,666	166,253	25,282

Operating costs and expenses	911,898	848,307	129,001
Share-based compensation expense in operating costs and expenses	27,922	34,750	5,284
Non-GAAP operating costs and expenses	883,976	813,557	123,717

Operating loss	(114,698)	(163,503)	(24,864)
Share-based compensation expenses	27,922	34,750	5,284
Non-GAAP operating loss	(86,776)	(128,753)	(19,580)

Net loss attributable to OneSmart’s shareholders	(89,933)	(159,577)	(24,268)
Share-based compensation expenses	27,922	34,750	5,284
Non-GAAP net loss attributable to OneSmart	(62,011)	(124,827)	(18,984)